22006664

| OMB APPROVAL |
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Mail Processing Section
MAY 10 2022
Washington DC
413

| SEC FILE NUMBER |
|---|
| a-41740 |

# ANNUAL REPORTS
## FORM X-17A-5
## PART III
Amend
## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CINCaP Investment Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

455 Delta Avenue, Suite 207
(No. and Street)

| Cincinnati | Ohio | 45226 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Bev Stenger | 513.276.0712 | BStenger@CincapInvestmentGroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Company
(Name – if individual, state last, first, and middle name)

| 1 East Fourth Street, Suite 1200 | Cincinnati | OH | 45202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 539 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



RMS

**OATH OR AFFIRMATION**

I, Nelson Taul, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CINCaP Investment Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Partner CEO

Notary Public

NOTARY PUBLIC STATE OF OHIO

SAMUEL THOMPSON
Notary Public, State of Ohio
My Commission Expires
July 15, 2023

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS
One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
CINCaP Investment Group, LLC
Cincinnati, Ohio

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of CINCaP Investment Group, LLC as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CINCaP Investment Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis of Opinion**

These financial statements are the responsibility of CINCaP Investment Group, LLC's management. Our responsibility is to express an opinion on CINCaP Investment Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CINCaP Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information contained in Schedules I, II and III on pages 17 to 18 has been subjected to audit procedures performed in conjunction with the audit of CINCaP Investment Group, LLC's financial statements. The supplemental information is the responsibility of CINCaP Investment Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as CINCaP Investment Group, LLC's auditor since 2020.

Cincinnati, Ohio
February 22, 2022

CINCaP Investment Group, LLC
Statement of Financial Condition
As of December 31, 2021

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 14,276 |
| Deposits with clearing broker and others | | 407,200 |
| Receivables from employees and others | | 24,922 |
| Securities owned, at fair value | | 16,526,428 |
| Other assets | | 130,432 |
| Goodwill | | 125,000 |
| Total assets | $ | 17,228,258 |
| | | |
| **Liabilities and member's equity** | | |
| Payable to clearing broker | $ | 13,700,249 |
| Bank line of credit | | 307,200 |
| Accounts payable, accrued expenses, and other liabilities | | 339,039 |
| Total liabilities | | 14,346,488 |
| Member's equity: | | 2,881,770 |
| Total member's equity | | 2,881,770 |
| Total liability and member's equity | $ | 17,228,258 |

See notes to financial statements.

CINCaP Investment Group, LLC
Statement of Operations
For the year ended December 31, 2021

| | | |
|---|---|---|
| Revenues: | | |
| Principal transactions | $ | 2,798,403 |
| Underwriting | | 663,680 |
| Commissions | | 158,943 |
| Other | | 15,524 |
| Mark to market | | 89,297 |
| Interest | | 206,013 |
| Total revenues | | 3,931,860 |
| Expenses: | | |
| Clearing and brokerage charges | | 455,223 |
| Employee compensation and benefits | | 1,924,691 |
| Interest | | 78,657 |
| Legal and professional | | 181,240 |
| Licenses and fees | | 76,782 |
| Occupancy | | 84,742 |
| Research & data | | 431,639 |
| Preferred dividend | | 200,000 |
| Other | | 203,688 |
| Total expenses | | 3,636,662 |
| Net income | $ | 295,198 |

See notes to financial statements.

CINCaP Investment Group, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

| | Total Member's Equity |
|---|---|
| Balance as of January 1, 2021 | $ 2,586,322 |
| Contributions | 250 |
| Net Income | 295,198 |
| Balance as of December 31, 2021 | $ 2,881,770 |

See notes to financial statements.

CINCaP Investment Group, LLC
Statement of Cash Flows
For the year ended December 31 , 2021

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 295,198 |
| Adjustments to reconcile net income to net cash (used in) provided by operations: | | |
| Mark to market | | (89,297) |
| Non-cash lease expense | | (279) |
| Changes in assets and liabilities: | | |
| Receivables | | (24,922) |
| Deposits with clearing broker and others | | 2,092,816 |
| Other assets | | (96,161) |
| Securities owned at fair value | | (16,437,131) |
| Accounts payable, accrued expenses, and other liabilities | | 219,586 |
| Payable to clearing broker | | 13,700,249 |
| Net cash (used in) provided by operating activities | | (339,941) |
| Cash flows from investing activities: | | - |
| Cash flows from financing activities: | | |
| Member contributions | | 250 |
| Proceeds from bank line of credit | | 2,965,005 |
| Repayments of bank line of credit | | (2,657,805) |
| Net cash (used in) provided by financing activities | | 307,450 |
| Decrease in cash | | (32,491) |
| Cash at beginning of period | | 46,767 |
| Cash at end of period | $ | 14,276 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | 78,657 |
| Cash paid for taxes | $ | - |

See notes to financial statements.

## 1. Corporate Structure

CINCaP Investment Group, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was originally organized as a subchapter S Corporation established on September 7, 2001 in the State of Illinois and operated under the name of JK Securities, Inc.

On November 23, 2020, the Company's parent, Mt. Lookout Capital Holdings, LLC, acquired all the common stock of JK Securities, Inc. The acquisition resulted in the Company converting to a subchapter C Corporation. On September 30, 2021 the Company converted to a limited liability company (LLC) registering as an Ohio domestic entity while withdrawing from Illinois.

The Company received approval from FINRA to commence operations on November 23, 2020 and began its trading operations January 4, 2021. On January 27, 2021 FINRA approved additional business lines for the Company. In its capacity as a broker-dealer, the Company executes principal transactions and agency transactions. The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The majority of the Company's business underwriting includes municipalities and school district bonds in the Midwest.

## 2. Summary of Significant Accounting Policies

The following accounting policies of the Company are set forth to facilitate the understanding of data presented in the Financial Statements. The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

**Use of Estimates** — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Cash** — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

**Deposits with Clearing Organization and Others** — Deposits with clearing organization consist of restricted cash collateral totaling $100,000 that allows the Company to use the clearing organization's services, which include: comparison, clearance and settlement of security

transactions service. In addition, good faith deposits are funds that are transferred to a bank escrow account when the Company is the manager of the underwriting. Funds are returned when the job settles, which is typically within 30 days.

**Expenses** — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Securities Transactions** — Securities owned are recorded at cost on trade-date when purchased and subsequently recorded at fair value. The resulting unrealized gains and losses are included as mark to market in revenues in the accompanying Statement of Operations. Trading gains and losses are recorded using the average cost method. The Company clears certain of its proprietary and customer transactions through it's clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

**Taxes** — As a LLC, income tax expense is paid by the members of the Company. As such, the Company does not record income tax expense or related accruals. Non-income taxes, such as revenue and property taxes, are accrued by the Company and recorded within accounts payable and accrued expenses in other liabilities in the accompanying Statement of Financial Condition. There were no expenses recorded for fiscal year end December 31, 2021.

The Company also applies the guidance under ASC Topic 740, Income Taxes ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open (2020- 2021). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2021.

**Revenue Recognition** — Revenue from contracts with customers includes commission income and fees from underwriting. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Underwriting Fees** — The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company receives the securities purchased from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take

subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

**Commissions** — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Receivables and Allowance** — The Company has accounts receivable from various sources including officers and employees, which are evaluated for collectability. When such amounts are deemed doubtful, an allowance is recorded.

**Other Revenue** — Other revenue consists of mark to market, interest income and principal transactions. Each month, the Company makes a mark-to-market adjustment that adjusts the assets in inventory from the cost basis, to the current market value which can be a gain or loss, depending on market movement. Interest income accrues on bonds in inventory, until bonds are sold. Interest rates vary by the individual issues.

**Principal Transactions** — Principal transaction revenue is generated when an instrument is sold from inventory. A gain or loss will occur by subtracting the differential of cost from sales price. Cost is determined using the average cost method.

**Goodwill** — Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors.

## 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2021, the Company's net capital of $1,599,271 exceeded its required net capital of $100,000 by $1,499,271. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2021 was .186 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

## 4. RELATED-PARTY TRANSACTIONS

The Company has a preferred return payment to a related party equating to 10% of the initial capital contribution of $2,000,000 until the related party receives non-preferred return distributions totaling $2,000,000. The amount of $200,000 was expensed within Other expense in the Statement of Operations under this agreement.

Accrued commissions to brokers totaled $211,789 as of December 31, 2021 and are included in accounts payable, accrued expenses, and other liabilities section of the Statement of Financial Condition.

The Company has a shared services agreement with an affiliate resulting in a receivable $3,922 as of December 31, 2021 included in receivables from employees and others in the Statement of Financial Condition. The $3,922 was netted with other expenses in the Statement of Operations.

## 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company is exposed to market risk on these long positions as a result of decreases in market value of long positions. These securities positions are marked to market daily.

In addition, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the date of sale. The Company did not hold any securities sold, not yet purchased at December 31, 2021.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional

collateral or to reduce positions when necessary. The margin account balance held by the clearing broker as of December 31, 2021 was $570,595.

## 6. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

*Level 1* — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and mutual funds.

*Level 2* — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

*Level 3* — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2021 or during the year then ended.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are as follows:

| | Level 1 | Level 2 | Level 3 | Total Fair Value |
|---|---|---|---|---|
| Securities owned: | | | | |
| Municipal bonds | $ - | $ 16,261,835 | $ - | $ 16,261,835 |
| Corporate bonds | - | 45,845 | - | 45,845 |
| Government bond | 49,848 | - | - | 49,848 |
| Equities | 168,900 | - | - | 168,900 |
| Totals | $ 218,748 | $ 16,307,680 | $ - | $ 16,526,428 |

## 7. LEASES

The Company leases office space under operating lease agreements, which expire at various dates through the fiscal year ending 2023, with rent payable in monthly installments and are accounted for in accordance with ASC 842. For leases with renewal options, it can't be determined with certainty that the Company will remain in the leased space. Lease expense was $51,052 for the year ended December 31, 2021 and was recorded within occupancy in the accompanying Statement of Operations.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date and totaled $40,903 as of December 31, 2021 and is recorded within Other assets as well as Accounts payable, accrued expenses, and accruals other liabilities in the Statement of Financial Condition. Since the most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

The right-of-use assets obtained in exchange from new operating lease liabilities was $78,427. The weighted-average remaining lease term in years for operating leases is 0.98. The weighted-average discount rate for operating leases is 3.75%.

Minimum future payments required under the non-cancellable leases are as follows for the years ending December 31st:

| | |
|---|---|
| 2022 | $ 38,764 |
| 2023 | 2,418 |
| Total undiscounted cash flows | 41,182 |
| Less: present value discount | (279) |
| Total lease liabilities | $ 40,903 |

The Company has an operating lease accounted for under ASC 840 due to the de minimis amount, nature or otherwise outside the scope of ASC 842. Lease expense for ASC 840 was $33,690 for the year ended December 31, 2021 and was recorded within the Occupancy Expense in the accompanying Statement of Operations.

## 8. BANK LINE OF CREDIT

The Company has entered into a $1,000,000 bank of line of credit at an interest rate of 3.25% as of December 31, 2021. $307,200 is the loan balance as of December 31, 2021 with $692,800 unused at that time. The line of credit is personally guaranteed by certain members of the Company's Parent. Maturity date is June 17, 2022.

## 9. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

## 10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 11. EMPLOYEE BENEFITS

The Company offers a 401(k) plan to eligible employees with no Company matching at this time.

## 12. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 22, 2022, the date the financial statements were available for issuance, to determine if either recognition or disclosure of significant events or transactions was required. There were no changes.

CINCaP Investment Group, LLC

Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2021

| | Per FOCUS Part IIA |
|---|---|
| Total ownership of equity qualified for net capital | $ 2,881,770 |
| Deduct - Nonallowable assets: | |
| Accounts receivable | (24,922) |
| Other assets | (39,261) |
| Goodwill | (125,000) |
| Net capital before haircuts | 2,692,587 |
| Haircuts on securities: | (1,093,316) |
| Net capital | 1,599,271 |
| Minimum net capital requirement | 100,000 |
| Excess net capital | $ 1,499,271 |
| Aggregate indebtedness - accounts payable and accrued expenses | $ 298,136 |
| Percentage of aggregate indebtedness to net capital | 18.64 |

NOTE: There are no material differences between the amounts presented above and the amounts reported on the unaudited Part IIA of Form X-17a-5 as originally filed as of December 31, 2021.

Minimum net capital requirement calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness is $100,000. Net capital less the greater of 10% aggregate indebtedness or 120% of minimum net capital requirement is $1,479,271.

See the Report of Independent Registered Public Accounting Firm.

Computation for determination of reserve requirement and information relating to possession of control requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

As of December 31, 2021

| | |
|---|---|
| Computation of reserve requirements pursuant to Rule 15c-3-3 – The Company is exempt from the computation of reserve requirements according to the provisions for the Rule 15c3-3(k)(2)(ii) | $ - |
| Information relating to possession of control requirement under Rule 15c3-3 – The Company is exempt from Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemption provisions. | $ - |

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS
One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
CINCaP Investment Group, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CINCaP Investment Group, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which CINCaP Investment Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) CINCaP Investment Group, LLC stated that CINCaP Investment Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CINCaP Investment Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CINCaP Investment Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 22, 2022

CINCaP Investment Group, LLC
Exemption Report

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2):(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.153c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) participating in distribution of corporate equity securities over-the-counter, corporate debt securities, mutual funds, private placement of securities (other than firm commitment underwritings),and underwriter of municipal securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CINCaP Investment Group, LLC

I, Nelson Taul, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Nelson Taul, CEO

February 22, 2022